Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Published on November 25, 2021 in the West Australian, Perth.

Woodside is helping the transition to a lower carbon future

MEG O’NEILL

Two decisions taken by Woodside this week have ensured Western Australia plays a central role in global energy supply in the decades ahead and can attract the expertise and talent we need to progress the transition to a lower carbon future.

By signing a binding share sale agreement with BHP for the merger with their petroleum business, Woodside is a step closer to becoming a top ten global independent energy company by production, headquartered here in Perth.

And by taking a final investment decision on the $16 billion Scarborough development, Woodside is backing a West Australian project comparable in scale to the investment in the North West Shelf that opened up a whole new industry for the nation in the 1980s.

For our company, these decisions mean we are here for the long-term — and help fund future developments, new energy products and deliver shareholder value.

For our communities, it means we will continue to offer employment and local business opportunities.

Developing gas from the offshore Scarborough reservoir through the Pluto LNG Plant near Karratha is estimated to support 3,200 jobs at the peak of construction and around 600 jobs during operations.

This will underpin new investment and economic diversification of the Pilbara region, supporting local manufacturing and exports for WA in the years ahead.

We will also continue our proud record of social investment. We know there will be critics, there always are. But the reality is that Woodside has been part of WA for decades, supporting the community and partnering with groups that enrich our State. We won’t shy away from that.

For our customers internationally, it means access to a reliable energy source as their economies transition to a net zero future. As signatories to the Paris Agreement, and with their own net-zero targets, these countries need to offset or abate greenhouse gas emissions.

More than half of the world’s population lives in the Asian region — our major customer market. Many of these countries, including Korea, Japan and China, have committed to net zero yet currently have a significant reliance on coal to meet their energy needs. Woodside expects our customers will use LNG to replace coal, firm up renewables, or for use in hard-to-abate industrial sectors.

Used to generate electricity, the gas from Scarborough could power ten cities the size of Perth for thirty years. The resulting CO2 emissions — around 800 million tonnes — would be around half of the emissions if the same electricity was instead generated by coal — which is why our Scarborough gas can help these countries reduce their emissions as they transition towards net zero.

The development of Scarborough does not change Woodside’s net emissions reduction targets and our aspiration to be net zero by 2050 or sooner.

I wrote on these pages in October about Woodside’s plans to forge new energy opportunities, including here in Western Australia, Tasmania and internationally.

New energy technologies need to scale up to meet growing global demand and ensure a smooth transition. Woodside intends to be part of that.

The two announcements Woodside has made this week — progressing the merger and the Scarborough development — are important steps towards creating the scale and cash flow to play our part and put Perth front and centre on the global energy stage.

As our economy emerges from the challenges of a global pandemic, Woodside has this week shown a vote of confidence in WA by investing in our State and our future.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.